DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04005649

January 7, 2004

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President and
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, New York 10504

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-7-2004

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

Re: International Business Machines Corporation
Incoming letter dated November 13, 2003

Dear Mr. Moskowitz:

This is in response to your letter of November 13, 2003 concerning a shareholder proposal submitted to IBM by Virginia M. Brown. We also have received a letter from the proponent dated November 24, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc:

Virginia M. Brown
581 Oregon Avenue
Port Allen, LA 70767

51143

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

November 13, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: 2004 IBM Stockholder Proposal of **Ms. Virginia M. Brown**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a proposal and statement in support thereof, attached as **Exhibit A** hereto (the "Proposal"). The Proposal, dated October 21, 2003, was submitted by Ms. Virginia M. Brown (the "Proponent") to the International Business Machines Corporation (the "Company" or "IBM).

IBM believes that the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 27, 2004 (the "2004 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULES 14a-8(b)(1), (b)(2) and (f) BECAUSE THE PROPONENT FAILED TO PROVIDE THE INFORMATION REQUIRED UNDER SUCH RULE REGARDING HER ELIGIBILITY TO SUBMIT A PROPOSAL DESPITE THE TIMELY AND SPECIFIC REQUEST OF THE COMPANY FOR THE PROPONENT TO FURNISH SUCH REQUIRED INFORMATION.

Promptly upon receipt of the Proponent's letter and stockholder proposal, the Company examined the submission. We checked our records and determined that the Proponent was not an IBM stockholder of record.

The Company therefore timely wrote to the Proponent. By letter dated October 28, 2003, we courteously noted that we could not find her listed as a stockholder of record, and we requested proof of beneficial ownership of IBM stock in accordance with the SEC's regulations. A copy of the Company's October 28, 2003 letter to the Proponent, timely issued pursuant to Rule 14a-8(f)(1), is attached as **Exhibit B** hereto.

Specifically, in the Company's letter, we noted in the second paragraph:

> "...[P]lease understand that in order to be eligible to submit a proposal for consideration at our 2004 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the

meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Since I could not confirm your eligibility from the letter you sent to Mr. O'Donnell, I had our stockholder relations department check with Equiserve, our transfer agent on any IBM stockholdings of record. Equiserve was not able to confirm your ownership as a stockholder of record. I am therefore now requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter."

(See Exhibit B)

The Company then went on to outline, in detail, what the Proponent had to do to establish the proper proof of IBM stock ownership under the SEC's regulations. In pertinent part, the Company wrote, in the third paragraph of our letter:

"If you are an IBM stockholder of record under another account which we have somehow missed, we apologize for not locating you in our own records. If this is the case, I will need for you to advise IBM precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the requisite IBM securities through the date of IBM's 2004 annual meeting. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year."

(See Exhibit B)

Finally, the Company called to the Proponent's attention the Commission's 14-day time limitation to reply to the Company with all of the required information, writing in the fourth paragraph:

"Please note that all of the required information set forth in this letter must be sent directly to me at the address set forth above within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A."

(See Exhibit B)

The Company's letter was promptly dispatched to the Proponent by Airborne Express on October 28, 2003 (Airborne Tracking # 4356109553) (**Exhibit C**), and was delivered to the Proponent in Port Allen, Louisiana on October 29, 2003, as shown on the Airborne Tracking Results printout. **(Exhibit D)**.

The Proponent promptly replied to IBM, including in her reply a letter, dated October 31, 2003, from Ms. Charlotte B. Willis, Investment Representative at the Edward Jones brokerage firm (hereinafter the "Broker Letter") **(Exhibit E).**

Such reply, while prompt, was legally defective. It did not provide information sufficient to prove that the Proponent maintained continuous beneficial ownership of the requisite amount of IBM stock for the relevant period. She is therefore not eligible to have IBM consider her stockholder proposal under the applicable SEC rules we pointed out to her.

In particular, the October 31, 2003 Broker Letter provides confirmation of ***only*** two facts:

(i) that the Proponent purchased 150 shares of IBM on July 10, 2000;
and
(ii) that the Proponent held 152.68665 shares of IBM on October 31, 2003.

It is well established that stock ownership of a beneficial holder as of two points in time -- here, July 10, 2000 and October 31, 2003 -- ***does not and cannot*** prove that such beneficial owner maintained continuous beneficial ownership of stock for at least one year by the date the Proposal was submitted, as set forth in the Commission's regulations, and as clearly called out to the Proponent by the Company. As we wrote:

> "Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal."

(Exhibit B) (emphasis added)

While we have no reason to doubt either of the two facts set forth by Ms. Willis in the Broker Letter, Ms. Willis did not make any statement about whether the Proponent maintained continuous beneficial ownership of the stock. For all we know, the IBM stock bought on July 10, 2000 could have been sold and repurchased over the years by the beneficial owner, perhaps on multiple occasions. Indeed, the fact that the Proponent owned 152.68665 shares on October 31, 2003 does not prove *either* that she owned any IBM shares on the date she submitted the Proposal, *or* that she held the requisite amount of IBM shares for the requisite period preceding the submission date. IBM should have been timely furnished with proper documentation from the record holder proving that the Proponent *continuously* held at least $2,000 in market value of IBM stock for at least one year by the date the Proponent submitted the Proposal. Such proof was not furnished to us, and the time for doing so has now expired.

The staff has regularly granted no-action relief to other registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous beneficial ownership called for under the regulations in a timely fashion. International Business Machines Corporation (January 22, 2003) (broker letter insufficient); International Business Machines Corporation (January 8, 2002)(broker letter insufficient) Oracle Corporation (June 22, 2001)(broker letter insufficient); Bank of America (February 12, 2001)(broker letter insufficient); Eastman Kodak Company (February 7, 2001) (statements deemed insufficient); Bell Atlantic Corporation (July 21, 1999)(proponent's brokerage documentation found by staff insufficient to prove continuous beneficial ownership); Skaneateles Bancorp, Inc. (March 8, 1999)(letter by proponent as to stock ownership coupled with broker letter also properly determined to be insufficient proof of beneficial ownership under Rule 14a-8(b)). The same result should apply here.

Under the Commission's rules, the burden of establishing proof of continuous beneficial ownership under Rule 14a-8 is on the stockholder, and here, the Proponent failed to meet that burden. Under Rule 14a-8(f), the Company timely and courteously notified the Proponent that the Company required proper proof of continuous beneficial ownership of IBM stock, as required by Rule 14a-8(b), and we further advised *specifically* what would constitute such proper proof. The Company also advised the Proponent of the 14 day time period in the Commission's regulations for furnishing such information to the Company. Having been given a timely, clear and specific request for all of the information required by the SEC's regulations, the Proponent failed to provide the information called out by the Company which would prove that the Proponent continuously held the minimum amount of IBM shares for the requisite period.

The fourteen day period under which the Proponent had to furnish the required information to the Company has now expired, and the information that was provided in response to the Company's request was insufficient. Since the Company made a timely and appropriate request under Rule 14a-8(f) for the information required by the regulations, and since we also called out clearly the specific 14 day time limitation for furnishing this information, because the Proponent failed to respond with the proper information required by Rule 14a-8(b) to prove her claim of continuous beneficial ownership of IBM stock, IBM now respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if IBM omits the instant Proposal from our proxy materials being prepared for the 2004 Annual Meeting under Rules 14a-8(b) and (f).

We are sending the Proponent a copy of this submission, advising her of our intent to exclude the Proposal from the proxy materials for the 2004 Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the Commission. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

copy, with exhibits, to:

Ms. Virginia M. Brown
581 Oregon Avenue
Port Allen, Louisiana 70767

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2004 Proxy Statement pursuant to Rule 14a-8

Virginia M. Brown
581 Oregon Avenue
Port Allen, Louisiana 70767

October 21, 2003

Mr. Daniel E. O'Donnell
Vice President and Corporate Secretary
IBM Corporation
1 New Orchard Road
Armonk, NY 10504

Dear Mr. O'Donnell:

I am the owner of 152 shares of IBM. I have owned the shares over one year and intend to hold them through the time of the next annual meeting. At that meeting, I wish to propose the following resolution.

Resolved: The shareholders request the company to refrain from making direct charitable contributions. If the company wishes, it could pay a dividend and send a note to shareholders suggesting they contribute it to their favorite charity.

Supporting Statement

Thomas Jefferson once wrote, "To compel a man to furnish contributions of money for the propagation of opinions which he disbelieves is sinful and tyrannical." Choice is a popular word in our culture. Nobel prize winning economist and long time critic of corporate charitable contributions, Milton Friedman, writes about the importance of choice in his book Free To Chose. By making charitable contributions at the corporate level we have usurped the right and duty of individuals to support the charities of their choice. We may also be forcing thousands of people to support causes they may disagree with on a most profound level. For example, abortion rights advocates often use the word choice, without mentioning what the choice is all about, i.e, abortion. Today there are a number of prominent charities advocating for abortion and, in at least one case, Planned Parenthood, actually performing abortions. Other charities, often times involved in research for cures of disease, may advocate the destruction of human embryos for research purposes. These may be more controversial examples, but they illustrate the point. Today, many charities are involved in activities that are divisive and not universally supported. IBM employees and shareholders represent a broad range of interests. It is truly impossible to be sensitive to the moral, religious and cultural sensitivities of so many people. Rather than compel our shareholders to support potentially controversial charitable groups we should refrain from giving their money away for them. Let each person choose. The importance of individual choice and the importance of each individual cannot be underestimated.

Sincerely,

Virginia M. Brown

Virginia M. Brown

10-28-03P02:28 RCVD

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2004 Proxy Statement pursuant to Rule 14a-8

New Orchard Road
Armonk, NY 10504

VIA AIRBORNE EXPRESS

October 28, 2003

Ms. Virginia Brown
581 Oregon Avenue
Port Allen, Louisiana 70767

Dear Ms. Brown:

I have been asked by Mr. Daniel E. O'Donnell, IBM Vice President and Secretary, to write to you and acknowledge receipt of your October 21 letter, in which you've stated that you hold 152 shares of IBM and included a stockholder proposal relating to charitable contributions. Since your submission involves a matter relating to IBM's 2004 proxy statement, we are sending you this letter under the federal proxy rules to ensure that you understand and satisfy all requirements in connection with your submission.

In the first place, please understand that in order to be eligible to submit a proposal for consideration at our 2004 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Since I could not confirm your eligibility from the letter you sent to Mr. O'Donnell, I had our stockholder relations department check with Equiserve, our transfer agent on any IBM stockholdings of record. Equiserve was not able to confirm your ownership as a stockholder of record. I am therefore now requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter.

If you are an IBM stockholder of record under another account which we have somehow missed, we apologize for not locating you in our own records. If this is the case, I will need for you to advise IBM precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the requisite IBM securities through the date of IBM's 2004 annual meeting. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

Please note that all of the required information set forth in this letter must be sent directly to me at the address set forth above within 14 calendar days of the date you receive this request,

C:\Documents and Settings\Administrator.bak\My Documents\Sstez2\DOGBown2004.lwp and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A.   Thank you for your interest in IBM.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2004 Proxy Statement pursuant to Rule 14a-8

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Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2004 Proxy Statement pursuant to Rule 14a-8

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RETURN TO HOME

Exhibit **E**

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2004 Proxy Statement pursuant to Rule 14a-8

Edward Jones
208 North Jefferson Avenue
Port Allen, LA 70767-2724
(225) 383-4403

Charlotte B. Willis
Investment Representative

EdwardJones

October 31, 2003

IBM
Stuart S. Moskowitz
New Orchard Road
Armonk, NJ 10504

Dear Mr. Moskowitz,

This letter is to inform you that Virginia Brown purchased 150 shares of IBM stock, cusip number 452900101 on July 10, 2000. Ms. Brown currently holds 152.68665 shares of IBM stock in her Edward Jones account number 828-03254. If you have any questions, I can be reached at (225)383-4403.

Thank you,

Charlotte B. Willis

Charlotte B. Willis
Investment Representative

Virginia M. Brown
581 Oregon Ave.
Port Allen, Louisiana 70767

October 30, 2003

Mr. Stuart S. Moskowitz
Senior Counsel
IBM
New Orchard Road
Armonk, New York 10504

Re: Virginia Brown
Owner of 152 shares of IBM stock

Dear Mr. Moskowitz:

Per your request of October 28, I do intend to continue to hold the above referenced securities through the date of the next meeting of shareholders, as stated in my letter of October 21.

I hope this information meets with your requirements. Thank you.

Sincerely,

Virginia M. Brown

Virginia M. Brown

U.S. Securities & Exchange-
This is a copy of the
letter I also sent to
Mr. Moskowitz of
IBM, dated 10-30-03.
Virginia Brown

[redacted]dward Jones
208 North Jeffersón Avenue
Port Allen, LA 70767-2724
(225) 383-4403

Charlotte B. Willis
Investment Representative

EdwardJones

November 24, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter is to inform you that Virginia Brown purchased 150 shares of IBM stock, cusip number 452900101 on July 10, 2000. Ms. Brown currently holds the shares in her Edward Jones account number 828-03254 and has continuously held the shares in her account since July 10, 2000. If you have any questions, I can be reached at (225)383-4403.

Thank you,

Charlotte B. Willis

Charlotte B. Willis
Investment Representative

cc:
IBM
Stuart S. Moskowitz
New Orchard Road
Armonk, NJ 10504

U.S. Securities & Exchange -
This letter is to try
and clarify any mis-
understanding in the
previous letter dated
10-31-03 from Edward
Jones.
Thank you -
Virginia Brown

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 7, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated November 13, 2003

The proposal relates to charitable contributions.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(f). The proponent appears to have failed to supply support sufficiently evidencing that she satisfied the minimum ownership requirement continuously for the one-year period as of the date that she submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Keir D. Gumbs
Special Counsel